BeachSheetz, LLC. 2016 Balance Sheet - Unaudited

Assets:	
Cash	$19,600.00
Inventory	$28,000.00
Total Current Assets	$47,600.00
Intangibles	$5,000.00
Total Assets	$52,600.00
Liabilities and SE:	
Deferred Revenues*	$52,500.00
Accounts Payable	$0.00
Retained Earnings	$0.00
Shareholders Equity	$100.00
Total Liabilities and SE	$52,600.00

BeachSheetz, LLC. 2016 Income Statement - Unaudited

Revenue	
COGS	
Gross Profit	$0
Legal Expenses	
Salaries	$0
Operating Income	$0
Net Income	$0

BeachSheetz, LLC. 2016 Cash Flow - Unaudited

Cash Flow from Operating Activities	
Net Income	
Adjustements to reconcile net loss to net cash used in operating activities:	
(Increase)/Decrease in inventory	($28,000)
Increase/(Decrease) in deferred revenue	$52,500
Cash Flow from Investing	
Increase of intangible assets	($5,000)
Cash Flow from Financing	
Net increase in cash	$19,500
Cash at beginning of year	$100
Cash at end of year	$19,600

BeachSheetz, LLC. 2016 Statement of Changes in Equity - Unaudited

Balance at the beginning of the year:	$100
Capital contributed during the year:	$0
Net income	$0
Withdrawals by Owners:	$0
Balance at the end of the year:	$100

BeachSheetz, LLC. 2015 Balance Sheet - Unaudited

Assets:	
Cash	$100.00
Inventory	$0.00
Total Current Assets	$100.00
Total Assets	$100.00
Liabilities and SE:	
Deferred Revenues*	
Retained Earnings	
Shareholders Equity	$100.00
Total Liabilities and SE	$100.00

BeachSheetz, LLC. 2015 Income Statement - Unaudited

Revenue	$0.00
COGS	$0.00
Gross Margin	
Legal	$0.00
Salaries	$0.00
Fixed Cost	
Operating Income	$0.00
Net Profit	$0.00

BeachSheetz, LLC. 2015 Cash Flow - Unaudited

From Inception to December 31, 2015

Cash Flow from Operating Activities	
Net Income	
Adjustements to reconcile net loss to net cash used in operating activities:	
(Increase)/Decrease in inventory	
Cash Flow from Investing	
Cash Flow from Financing	
Equity Units Raised	$100.00
Cash at end of Period	$100

BeachSheetz, LLC. 2015 Statement of Changes in Equity - Unaudited

Balance at the beginning of the year:	$0
Capital contributed during the year:	$100
Profit for the year:	
Withdrawals by Owners:	$0
Balance at the end of the year:	$100

Beachsheetz, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BeachSheetz, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company sells the world's first 7ft x 7ft rip-stop microfiber beach sheet, that is hear-resistant and water-resistant. It comes with 4 weighted corners to hold it down on a windy day, and an attached drawstring backpack for easy transport and storage.

The Company will conduct an equity crowdfund offering in 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on a US income tax basis, which is considered an "other comprehensive basis of accounting." In the context of these financial statements, income tax basis differs from GAAP basis primarily in its treatment of capital assets and timing of deduction of items of expense by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company has not recorded an allowance for doubtful accounts. Management's experience, and the Company's payment infrastructure, indicate that losses on account are likely to be rare.

Deferred Revenues

The Company has received 1,500 pre-orders that they anticipate delivering by the end of 2017.

NOTE C- CONCENTRATIONSOF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.